September 8, 2016

Via Edgar

Mr. Larry Spirgel

Mr. Robert Littlepage

Division of Corporation Finance Securities and Exchange Commission 100 F Street N.E.

Washington, D.C. 20549

RE:	MDC Partners Inc.

Form 10-K for Fiscal Year Ended December 31, 2015

Filed February 26, 2016

SEC Correspondence Dated August 9, 2016

File No. 001-13718

Dear Mr. Spirgel and Mr. Littlepage:

Set forth below is the response of MDC Partners Inc. (the “Company” or “MDC”) to the correspondence of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”, the “Commission”, or “SEC”), which was set forth in your letter dated August 9, 2016 regarding the Company's above-referenced filing.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations , page 16

Advertising and Communications Segment, page 20 and 24

1.	We note your response to comment 1. Tell us why it is appropriate to calculate organic revenue growth to reflect acquisition revenue adjustments (ii) and (iii) per your response. In order that we may better understand your calculation of organic revenue growth, please provide us a detailed calculation and explanation of each acquisition adjustment of $46.3 million and $54.6 million for 2015 and 2014 respectively to arrive at the reported organic revenue growth for each of those years. Explain how adjustment (ii) compares with acquisition revenue calculated under GAAP and illustrate how current period revenue from a prior year’s acquisition is measured prior to and through the 12- month anniversary of your ownership per adjustment (iii) to determine organic revenue growth.

Additionally, in your definition of organic revenue growth, please state how you give effect to divestitures.

The Company explains the change in revenue for a given period through three components: “acquisitions (dispositions), net”, “foreign exchange”, and “organic revenue growth (decline)”. “Organic revenue growth (decline)” is calculated as total revenue less the impact of both “foreign exchange” and “acquisitions (dispositions), net”. The purpose of these two adjustments is to isolate the performance of the underlying business. Specifically, the “acquisitions (dispositions), net” adjustment is to reflect the impact of both acquisitions and divestures on the current and prior years such that the revenue for these years is comparable. Adjustment (ii) relates to acquisitions completed in the current year whereas adjustment (iii) relates to acquisitions completed in the prior year; however, both adjustments in total represent the prior year pre-acquisition revenue for the comparative period.

As an example, the Company acquired a business on August 1, 2014. Such business’s revenue from August through December 2014 of $17.4 million is included in the Company’s consolidated 2014 revenue. For the December 31, 2014 “organic revenue growth (decline)” calculation, the Company included an “acquisitions (dispositions), net” adjustment (adjustment type (ii)) of $13.2 million representing the acquired business’s revenue for the comparative period of August through December 2013. The resulting increase in revenue of $4.2 million over the prior year is included in the change in revenue as an “organic revenue growth” adjustment. In this example, the acquired business had no foreign exchange impact.

For this same business, the Company’s consolidated revenue in 2015 includes twelve months of revenue related to this acquisition; however, the comparative prior year period only includes the five months of revenue from August to December 2014. The “acquisitions (dispositions), net” adjustment calculated for 2015 (adjustment type (iii)) of $21.5 million represents the pre-acquisition period revenue of the acquired business from January through July 2014. As this particular business’s revenue for January through July 2015 was $20.9 million, the decrease in revenue for these comparative periods of $0.6 million is included in the change in revenue as an “organic revenue decline” adjustment.

At the consolidated level, the 2015 adjustment of $46.3 million is calculated as (a) $7.8 million of revenue from 2015 acquisitions (adjustment type (ii)) and (b) $38.6 million of adjustments from 2014 acquisitions (adjustment type (iii)). The 2014 adjustment of $54.6 is calculated as (a) $42.7 million of revenue from 2014 acquisitions (adjustment (ii)) and (b) $11.9 million from 2013 acquisitions (adjustment type (iii)).

During 2014 and 2015, the Company had no adjustments for divestitures however, in the event a divestiture does not meet the criteria to be accounted for as a discontinued operation (i.e., with a retrospective application prior periods), the Company would calculate a disposition adjustment related to such divesture and include it in the change in revenue consistent with the methodology described above.

The Company believes that stripping out the impact of acquisition activity according to the methodology described above is an important and informative component of understanding the overall change in the Company’s consolidated revenue. The “organic revenue growth (decline)” that remains after the adjustments for acquisitions (and foreign exchange) is the most accurate representation of the financial performance of its businesses, as it represents the impact of the Company’s management oversight, investments and resources dedicated to supporting the businesses’ growth strategy and operations, and the network benefits of inclusion in the broader portfolio of firms that includes, but is not limited to, cross-selling and sharing of best practices. Additionally, this approach appropriately credits the Company with changes in performance of the business that take place under the Company’s stewardship, whether favorable or unfavorable, and thereby immediately reflects the potential benefits and risks associated with owning and managing a business. Consistent with comparable companies and industry competitors, the Company provides the non-GAAP measure “organic revenue growth (decline)” in its discussion and analysis of financial condition and results of operations in order to provide investors with transparency regarding the components of the Company’s change in revenue. The Company believes that the methodology used in the calculation of its “organic revenue growth (decline)” metric is consistent with the Company’s competitors. Furthermore, the organic revenue growth metric is widely used by the financial community for evaluating the Company’s performance and comparative analysis with its peer group.

Effective for the Form 10-Q for the quarter ended June 30, 2016, the Company has updated its definition of “organic revenue growth (decline)” to address the treatment of divestitures as follows:

Two such terms are “organic revenue growth” or “organic revenue decline” that refer to the positive or negative results, respectively, of the following calculation: (i) the change in revenue during the relevant time period, less (ii) for each business acquired in the current year, the incremental impact on revenue for the comparable period prior to the Company’s ownership of such acquired business, less revenue from each business acquired by the Company in the previous year through the twelve month anniversary of the Company’s ownership, plus (iii) for each business disposed of in the current year, the incremental impact on revenue for the comparable period after the Company’s disposition of such disposed business, plus revenue from each business disposed of by the Company in the previous year through the twelve month anniversary of the Company’s disposition, less (iv) foreign exchange impacts.

14. Segment Information, page 75

2.	Based on the information provided in your response as well as in a call on July 13, 2016, it appears that each of your Partner Firms represents an operating segment as set forth in ASC 280-10-50-1. Specifically, each Partner Firm engages in business activities for which it earns revenue and incurs expenses, each Partner Firm’s operating results are regularly reviewed by the CODM to allocate resources and assess performance, and each Partner Firm has discrete financial information available. Based on this information, we are unable to agree with your conclusion that the Partner Firm network together represents your single operating segment. Considering this, please tell us how you plan to revise your segment presentation. To the extent you intend to aggregate two or more operating segments into one or more reportable segments, please provide us with a detailed analysis of how the aggregation underlying each reportable segment complies with the criteria in ASC 280-10-50-11 through 19.

For the reasons previously communicated, we respectfully disagree with the Staffs’ view that during our fiscal year ended December 31, 2015 each Partner Firm’s operating results were regularly reviewed by the CODM to allocate resources and assess performance and, therefore, that each Partner Firm represented an operating segment as set forth in ASC 280-10-50-1. However, having now completed our evaluation of the change made to MDC’s management structure in June 2016, which we discussed with the Staff in the call on July 13, 2016, we have concluded that beginning July 1, 2016 each Partner Firm represents an operating segment as set forth in ASC 280-10-50-1.

As previously communicated, the COO of the Partner Firm network reported up to the CODM (our CEO) and was the Segment Manager for all of the Partner Firms until June 2016. Each Managing Director was responsible for designated Partner Firm(s) and reported up to the COO of the Partner Firm network. As Segment Manager, the COO of the Partner Firm network regularly reviewed the operating results of each Partner Firm with the Managing Director responsible for the Partner Firm and the COO reported up to the CODM on the consolidated operating results of all Partner Firms, which were discussed in regular meetings involving the CODM, Segment Manager, and other members of MDC’s senior management team. The CODM regularly reviewed the consolidated operating results of all Partner Firms to allocate resources and assess performance, and key operating decisions (for example, decisions to acquire new Partner Firms, and invest in network-wide technological solutions) were made by the CODM based largely on the consolidated operating results of all Partner Firms. The ongoing day-to-day operating decisions specific to a Partner Firm were made at the Partner Firm level. Accordingly, each Partner Firm did not represent an operating segment as set forth in ASC 280-10-50-1 during our fiscal year ended December 31, 2015.

However, as discussed with the Staff in the call on July 13, 2016, MDC eliminated the position of COO of the Partner Firm network in June 2016. As a result of this change to MDC’s management structure, MDC no longer has a single Segment Manager. Rather, MDC has Managing Directors who are now Segment Managers for designated Partner Firms. Each Managing Director responsible for a designated Partner Firm(s) that previously reported up to the COO of the Partner Firm network now reports up to the CODM. This change to MDC’s management structure was designed to provide the CODM greater visibility into the operating performance of individual Partner Firms and has resulted in a corresponding change to the CODM’s reviews of the operating results of the Partner Firms. The Managing Directors (Segment Managers) report up to the CODM on the operating results of each Partner Firm, which are discussed in regular meetings involving the CODM, Managing Directors (Segment Managers), and other members of MDC’s senior management team. The CODM now regularly reviews the operating results of individual Partner Firms as necessary to allocate resources and assess performance, and key operating decisions are made by the CODM based on the operating results of the Partner Firms individually and in total at the consolidated level. Management has concluded that consistent with this change each Partner Firm represents an operating segment as set forth in ASC 280-10-50-1 beginning in our quarter ended September 30, 2016.

Management is currently assessing the economic characteristics of each Partner Firm operating segment to aggregate the Partner Firm operating segments into reportable segment(s). For that purpose, management is assessing the average long-term gross margins expected for each Partner Firm together with the qualitative characteristics set forth in ASC 280-10-50-11 (specifically, the nature of the marketing services, clients for the marketing services, and methods used to provide the marketing services). At this point, management expects to aggregate 18 of MDC’s 34 Partner Firm operating segments into one reportable segment. This reportable segment is expected to make up more than 75% of consolidated revenues. The remaining Partner Firm operating segments that do not meet the aggregation criteria will be combined and disclosed as an “all other” reportable segment, as none of these operating segments would meet the 10% tests set forth in ASC 280-10-50-12.

3.	Further to the above, we note that you previously determined that each of your Partner Firms represents a component and that you aggregate similar components together for purposes of your goodwill impairment testing. Pursuant to FASB ASC 350-20-35-33 through 37, the reporting unit should be any component of the operating segment or the aggregation of the components as appropriate. If there are no components, the reporting unit would be the operating segment. However, operating segments may not be aggregated together for purposes of the goodwill impairment assessment. Please provide us with an analysis as to how the change in the operating segment determination would have impacted your most recent annual goodwill assessment.

Because each Partner Firm represented a component of our Advertising and Communication’s operating segment during our fiscal year ended December 31, 2015, each Partner Firm was appropriately aggregated into 13 reporting units for goodwill impairment testing. However, in response to the Staffs’ comment (above), management performed a look-back analysis to assess whether the results of its 2015 goodwill impairment testing would have been different had it been performed at the Partner Firm level. At this point, management has determined that one Partner Firm likely would have failed the first step of the goodwill impairment test. This Partner Firm is included in the reporting unit that is disclosed as being at risk of failing the first step of the goodwill impairment test in MDC’s Form 10-K for its fiscal year ended December 31, 2015 (Refer to the Significant Accounting Policies page 54). The goodwill associated with this Partner Firm is about $32.9 million and represents 3.8% of MDC’s consolidated goodwill at December 31, 2015. The amount of any potential impairment associated with that Partner Firm is not known at this time. Management has not identified any other Partner Firms that would have failed the first step of the goodwill impairment test.

Because each Partner Firm will represent an operating segment beginning in our quarter ended September 30, 2016, each Partner Firm will represent a reporting unit for goodwill impairment testing. Management is currently assessing each Partner Firm individually for goodwill impairment issues.

As requested, The Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please direct any questions concerning the above responses to the undersigned (telephone: (646) 429-1818; fax: (212) 937-4365).

Very truly yours,

/s/ David Doft
David Doft
Chief Financial Officer

cc:	Kathryn Jacobson, Senior Staff Accountant

Robert S. Littlepage, Accounting Branch Chief
William Mastrianna, Attorney-Advisor
        Securities and Exchange Commission

Scott Kauffman, Chairman and Chief Executive Officer

Mitchell Gendel, General Counsel & Corporate Secretary

Christine LaPlaca, SVP Accounting and Financial Reporting

Members of the Audit Committee of Board of Directors of MDC Partners Inc.

Paul Curnin and Cheryl Scarboro (Simpson Thacher & Bartlett LLP)

Robert Trinchetto, BDO USA, LLP